February 8, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  David Lyon, Esquire

Re:

Sun American Bancorp (Registration Statement on Form S-4 (File No. 333-139460))

Dear Mr. Lyon:

On behalf of Sun American Bancorp, a Delaware corporation (the “Company”), I hereby request that, in accordance with Section 8(c) of the Securities Act of 1933, as amended, the Securities and Exchange Commission determine that the above-referenced Registration Statement shall become effective on Monday, February 12, 2007, or as soon as practicable thereafter.

In making this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert L. Nichols

Robert L. Nichols
Chief Financial Officer

CC: Michael Clampitt, Esquire